September 24, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Amanda Ravitz, Assistant Director Sergio Chinos, Staff Attorney

RE:	Ammo, Inc.
Registration Statement on Form S-1
File No. 333-226087
Request for Acceleration of Effectiveness

Dear Ms. Ravitz:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, AMMO, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-226087), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Standard Time on September 26, 2019, or as soon as practicable thereafter.

The Registrant hereby authorizes Jon S. Cohen, of Snell & Wilmer, LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Mr. Cohen at (602) 382-6247.

Very Truly Yours,

AMMO, INC.

By:	/s/ Fred W. Wagenhals
Fred W. Wagenhals Chief Executive Officer